FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer,
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of December, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(SRD : 12016 ; NYSE : GGY)

The CGG Mistral very severely damaged by onboard fire offshore Trinidad

Paris, December 20th 2002

Today, Friday December 20th at 1.00 pm, Paris time, a fire broke out accidentally on the seismic vessel, the CGG Mistral, offshore Trinidad.

As a result of the intensity of this fire, all onboard personnel have been evacuated and are safe. No physical injuries are to be reported. Based on the current information available, Company believes that unfortunately the CGG Mistral is very severely damaged.

The co-owners of the CGG Mistral, Louis Dreyfus Armateurs and CGG for the vessel and CGG itself for the seismic equipment, immediately established contacts with their insurance brokers to initiate the process with respect to guarantees.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact :	Christophe BARNINI	(33) 1 64 47 38 10
Mobile (33) 6 80 24 68 53
Email :	invrel@cgg.com — Internet : www.cgg.com

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date : December 20th 2002	By Senior Executive Vice President, Strategy , Control & corporate planning /Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.